# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 100 KING STREET WEST, SUITE 3400, ONTARIO, Ontario Canada (A6), M5X 1A4
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002049841

## Reporting persons
- Ajay Raju: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (16.9% of the class)
  Comment: (1) Consists of 2,000,000 common shares (the "Common Shares") of Medicus Pharma Ltd. (the "Company") held of record by 215 Capital Togo PHL Fund I, LP ("215 Capital"). Togo PHL Management LLC (the "Management Company") has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Ajay Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  (2) Based on 11,816,721 Common Shares outstanding as of September 30, 2024 as reported in the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition filed as Exhibit 99.1 to the Company's Form 6-K filed on November 25, 2024.
- 215 Capital Togo PHL Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (16.9% of the class)
  Comment: (1) Consists of 2,000,000 the Common Shares of the Company held of record by 215 Capital Togo PHL Fund I, LP ("215 Capital"). The Management Company has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Ajay Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  (2) Based on 11,816,721 Common Shares outstanding as of September 30, 2024 as reported in the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition filed as Exhibit 99.1 to the Company's Form 6-K filed on November 25, 2024.
- Togo PHL Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (16.9% of the class)
  Comment: (1) Consists of 2,000,000 the Common Shares of the Company held of record by 215 Capital Togo PHL Fund I, LP ("215 Capital"). The Management Company has been delegated the responsibilities of the general partner of 215 Capital, Togo PHL Fund I GP, LLC, including the voting and dispositive power over the shares reported herein. Mr. Ajay Raju is responsible for managing the affairs of the Management Company including the voting and dispositive power over the shares reported herein. Mr. Raju therefore may be deemed to have voting and dispositive power over the shares reported herein.
  (2) Based on 11,816,721 Common Shares outstanding as of September 30, 2024 as reported in the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition filed as Exhibit 99.1 to the Company's Form 6-K filed on November 25, 2024.

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: Suite 3400 - 100 King St W, Toronto, ON M5X 1A4, Canada

## Item 2. Person Filing
Name of person filing:
i. Ajay Raju

ii. Togo PHL Management LLC;

iii. 215 Capital Togo PHL Fund I, LP;
Address of principal business office or, if none, residence:
Two Liberty Place
50 South 16th Street
Suite 2710
Philadelphia, Pennsylvania 19102
Citizenship:
i. Ajay Raju (United States)

ii. Togo PHL Management LLC (Delaware)

iii. 215 Capital Togo PHL Fund I, LP (Delaware)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in Items 5-9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Percent of class: 16.9
Sole power to vote or to direct the vote: 2,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Ajay Raju: /s/ Ajay Raju, Ajay Raju in his individual capacity (01/13/2025)
- 215 Capital Togo PHL Fund I, LP: /s/ Ajay Raju, Ajay Raju as Managing Member of Togo PHL Management LLC, the Management Company (01/13/2025)
- Togo PHL Management LLC: /s/ Ajay Raju, Ajay Raju as Managing Member (01/13/2025)